

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

4 May 2007



07024087

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 May 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Reference No MM-070503-63712
Submitting Merchant Bank : AMINVESTMENT BANK BERHAD
Company Name : AMSTEEL CORPORATION BERHAD
Stock Name : AMSTEEL
Date Announced : 03/05/2007

Type : Announcement
Subject : AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY")
MONTHLY ANNOUNCEMENT PURSUANT TO PARAGRAPH 3.1(B) OF THE AMENDED PRACTICE NOTE NO. 17/2005 ("PN17") ISSUED BY BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")

Contents :

This announcement is dated 3 May 2007.

We refer to the Company's announcement dated 8 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17, the announcement dated 26 February 2007 in relation to the notice to show-cause on the de-listing of the securities of the Company and the announcement dated 6 April 2007 in relation to the approval for an extension of time from Bursa Securities until 30 June 2007 for the Company to make the requisite announcement of the Company's regularisation plan and 31 July 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, hereby announce that the Company is currently working together with its advisers on the plan to regularise its financial condition.

 **AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

23 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 April 2007, Re: Change in Audit Committee for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL/EDMS/KLSE on 20/04/2007 17:53:04
Reference No AA-070420-61D46

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **Secretary**

---

*	Date of change	: **20/04/2007**
*	Type of change	: **Appointment**
*	Designation	: **Member of Audit Committee**
*	Directorate	: ● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Ong Kek Seng**
*	Age	: **53**
*	Nationality	: **Malaysian**
*	Qualifications	: **Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom; an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institute of Surveyors (Malaysia).**
*	Working experience and occupation	: **He has more than 23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 15 years with the Lion Group in its property division**
*	Directorship of public companies (if any)	: **Hy-Line Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Composition of Audit Committee (Name and Directorate of members after change)	: **Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Chairman, Independent Non-Executive Director)** **Ong Kek Seng (Member, Managing Director)** **Tan Siak Tee (Member, Independent Non-Executive Director)**

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

20 APR 2007

* Co liance with Paragraph 15 (1) (c) of the LR / Rule 1 9 (1)(c) of the MMLR (after c nge) : ● Yes ○ No

emarks :

AMCTEEL CORPORATION BERHAD (20667-M)



Secretary

20 APR 2007

END